UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 14)1

Aqua Metals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03837J101

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

September 30th, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1               The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,024,062
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,024,062
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,024,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.68%
14	TYPE OF REPORTING PERSON IA, PN

1	NAME OF REPORTING PERSONS KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,693,929
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,693,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,693,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.42%
14	TYPE OF REPORTING PERSON IA, OO

1	NAME OF REPORTING PERSONS DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 259,246
	8	SHARED VOTING POWER 2,693,929
	9	SOLE DISPOSITIVE POWER 259,246
	10	SHARED DISPOSITIVE POWER 2,693,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,953,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.85%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 14 to the Schedule 13D filed by the undersigned (“Amendment No. 11”). This Amendment No. 14 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 60,946,501 Shares outstanding as of July 27th, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8th, 2020.

A.	Philotimo

(a)	As of the close of business on October 7th, 2020, Philotimo beneficially owned 1,024,062 Shares.

Percentage: Approximately 1.68%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,024,062
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,024,062

(c)	The transactions in the Shares by Philotimo in the 60 days preceding this Amendment No. 14 are set forth in Schedule A and are incorporated herein by reference.

B.	KWM

(a)	As of the close of business on October 7th, 2020, KWM beneficially owned 1,669,867 Shares. KWM, as the general partner of Philotimo, may be deemed the beneficial owner of the 1,024,062 Shares owned by Philotimo.

Percentage: Approximately 4.42%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,693,929
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,693,929

(c)	The transactions in the Shares by KWM in the 60 days preceding this Amendment No. 14 are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Kanen

(a)	As of the close of business on October 7th, Mr. Kanen directly beneficially owned 527,885 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of the (i) 1,669,867 Shares owned by KWM and (ii) 1,024,062 Shares owned by Philotimo.

Percentage: Approximately 4.85%

(b)	1. Sole power to vote or direct vote: 259,246
2. Shared power to vote or direct vote: 2,693,929
3. Sole power to dispose or direct the disposition: 259,246
4. Shared power to dispose or direct the disposition: 2,693,929

(c)	The transactions in the Shares by Mr. Kanen in the 60 days preceding this Amendment No. 14 are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of KWM in the 60 days preceding this Amendment No. 13 are set forth in Schedule A and are incorporated herein by reference.

KWM, in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7th, 2020

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP

By:	Kanen Wealth Management, LLC its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

SCHEDULE A

Transactions in the Shares of the Issuer Effected in the 60 Days Preceding this Amendment No. 14

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, llC

Sale of Common Stock	7,000	1.0100	08/14/2020
Sale of Common Stock	28,500	1.0200	08/17/2020
Sale of Common Stock	700	0.9674	09/16/2020
Sale of Common Stock	32,310	0.9406	09/29/2020
Sale of Common Stock	61,927	1.1400	09/30/2020
Sale of Common Stock	3,510	0.9000	10/02/2020
Sale of Common Stock	28,533	0.9000	10/05/2020
Sale of Common Stock	630,593	1.3581	10/06/2020
Sale of Common Stock	207,231	1.1638	10/07/2020

DAvid L. Kanen

Sale of Common Stock	21,500	1.0200	08/17/2020
Sale of Common Stock	733	0.9406	09/29/2020
Sale of Common Stock	1,420	0.9336	09/30/2020
Sale of Common Stock	90,494	1.3581	10/06/2020
Sale of Common Stock	41,577	1.1638	10/07/2020

PHILOTIMO FUND, LP

Sale of Common Stock	250,000	1.06	08/12/2020
Sale of Common Stock	200,000	1.04	08/10/2020